Exhibit 21.1

COSTCO WHOLESALE CORPORATION

SUBSIDIARIES

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization	Name under Which Subsidiary Does Business
Costco Wholesale Canada Ltd.	Canadian Federal	Costco Wholesale Canada, Ltd., Costco Wholesale
Costco Canada Holdings Inc.	Canadian Federal	Costco Canada Holdings Inc.
NW Re Ltd.	Arizona	NW Re Ltd.
Costco Wholesale Membership, Inc.	California	Costco Wholesale Membership, Inc.
Costco Wholesale United Kingdom Ltd.	United Kingdom	Costco Wholesale United Kingdom Ltd.